Exhibit 1

News Release

RINKER NET PROFIT UP 14% IN A$

Important: US$ & comparative results determined on an unaudited proforma basis. Please see p4, notes 1,2

Rinker Group Limited (“Rinker”) today announced a net profit after tax (PAT) for the half year ended 30 September 2003 (HYES03) of A$233 million, up 14% on pro-forma (1) earnings in the previous corresponding period.   In US$ (2), PAT was up 35% to US$152 million.

With approximately 80% of group earnings now from the US, accounting translations into the stronger Australian currency (3) impacted A$ PAT.  At a constant exchange rate (using the average used in HYES02), A$ PAT would have been A$30million higher, or up 29%, in HYES03.

Earnings per share (EPS) were up 14% in A$ to 25 cents, and up 35% in US$ to 16 cents.  EPS pre-amortisation of goodwill (4) rose 17% to 29 cents (A$) and 38% to 19 cents (US$).

Other highlights:

•                  Trading revenue rose 12% in A$ to A$2,836 million and 32% in US$ to US$1,848 million

•                  Return on equity (ROE) (5) was 13.3% in A$ and 12.2% in US$.  ROE pre goodwill amortisation was 16.1% in A$ and 14.7% in US$.  Shareholder value added increased.

•                  Profit from ordinary activities before interest and tax (EBIT) was A$396 million, up 7% (US$258 million, up 26%)

•                  EBIT before amortisation of goodwill (EBITA) was US$286 million, up 28%.

The result was boosted by the US$540 million acquisition of Kiewit Materials Company on 27 September 2002, strong results from the US subsidiary Rinker Materials’ integrated operations - particularly in Florida – and a further 39% improvement in EBIT from the Australian Readymix and Humes businesses.  These offset lower results from the US concrete pipe business and a US$10.5 million writedown of the US prestress operations. The small prestress business is 100% exposed to the depressed commercial construction sector.

Rinker’s financial position continued to strengthen, with interest cover at 10.4 times, up from 8.1 times as at 31 March 2003.  Gearing (net debt/net debt + equity) was 27.0%, down from 33.5%.  Debt/equity was 37.0%, from 50.4%.  Net debt was US$770 million (A$1,139 million), down from US$949 million (A$1,580 million) at the full year (31 March 2003).

Directors declared an interim dividend of six cents (A$) per share, payable on 15 December.  Franking has been increased to 100% (the previous dividend was 70% franked).

Financial results summary for the half year ended September 2003

Measure	Result in US$			Change		Result in A$			Change
Trading revenue	US$	1,848	m	32%		A$	2,836	m	12%
EBIT	US$	258	m	26%		A$	396	m	7%
EBITDA (6)	US$	373	m	25%		A$	573	m	6%
PAT	US$	152	m	35%		A$	233	m	14%
Free cash flow (7)	US$	213	m	32%		A$	316	m	7%
Return on funds employed (8)	15.7%			0.2	pp	17.2%			1.4	pp

Rinker Group Limited     ABN 53 003 433 118
Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Rinker Chief Executive David Clarke said the result was pleasing, with the strong business performance overcoming the significant impact of the currency translation.  Rinker again achieved its objective of delivering top quartile growth relative to the company’s sector peers.

Business results

Rinker Materials (US) Sales were US$1,462 million, up 31%.  EBITDA was up 20% to US$308 million.  EBIT rose 18% to US$209 million.  EBIT for the heritage (9) business - prior to the prestress writedown - was up 6%.

Kiewit contributed US$52 million EBITDA, and US$33 million EBIT - slightly ahead of acquisition forecasts - helped by cost savings and higher volumes.

The EBITDA/sales margin was lower at 21.0%, from 22.9%, due to Kiewit’s business mix.  US$ return on funds employed (ROFE) was 16.4%, down from 16.9%.

•                 Aggregates EBITDA was up 35% to US$112 million.  Average prices were up 4%, while volumes, including Kiewit, rose 49%.  Heritage volumes rose 2%.

•                 Concrete, asphalt & block EBITDA was US$81 million, up 55%.  Premix concrete and block prices and volumes rose. Heritage concrete volumes were up 13%.

•                 Cement EBITDA was US$58 million, up 12%.  Volumes rose 19% including unusually high bulk deliveries to other major producers.

•                 The concrete pipe business, operating in a wider geographic area across 24 states, was impacted by its exposure to lower state infrastructure spending and private non-residential construction, and by competitor activity.  EBITDA was US$51 million, down 11%.  Volumes fell 3% and prices were down 2%.

•                 Other businesses (polypipe, gypsum distribution, prestressed concrete and unallocated) EBITDA fell US$6 million to US$7 million, after the prestress writedown.

US put-in-place construction activity was down 3.4% during HYES03 relative to HYES02, with residential up 2.3%, commercial (non residential) down 12.3% and non-building/infrastructure down 5.8%  (Source: Dodge).

Readymix (Australia, China) Sales were A$593 million, up 16%. EBITDA rose 30% to A$106 million due to ongoing price recovery, cost savings and higher volumes. EBIT was A$81 million, up 39%.  ROFE (A$) rose strongly to 15.8% from 11.1%.  Average concrete prices in Australia were 8% above the previous year, with volumes up 12%.  Aggregate prices were up 5% and volumes 11%.   Humes concrete pipe prices rose 10% and EBIT improved significantly.  Readymix China performed well, more than doubling EBIT on increased volumes and the Qingdao acquisition.

The contribution to EBIT from Readymix’s cement interests totalled A$11.9 million, comprising earnings from Australian Cement Holdings (ACH) and Cement Australia (established on June 1 from the merger of ACH with Holcim’s QCL operations).  This was down slightly on the previous year due to merger costs.  Cement prices and volumes both rose.

Australian construction activity rose an estimated 7.6% during the half, relative to the previous corresponding period. Housing was up 2.1%, commercial up 5.1% and engineering/infrastructure up 17.0%. (Source: ABS and BIS Shrapnel).

Overview and Strategy

“Our market positions in the high growth states of the US - particularly Florida, Arizona and Nevada — and the significant profit lift in Readymix, offset businesses impacted by the US economic slowdown. The Kiewit integration, under the leadership of Chris Murphy and his team, has been very successful and the acquisition is delivering ahead of projections and last year,” said Mr Clarke.

He said he was pleased by the turnaround in the Humes concrete pipe operation in Australia, but US concrete pipe and prestress continued to deliver below expectations and work was underway to improve their performance.

Ongoing efforts to offset cost increases through performance improvement delivered savings of US$28 million during the half year.

“We continue to pursue our pipeline of growth opportunities, primarily in the US but also in Australia and China,” said Mr Clarke. “ We have made several bolt-on acquisitions this year, and we are investing in further greenfields expansion with new quarries and manufacturing plants.

“Rinker’s objective is ‘smart growth’, which will deliver top and bottom line growth, while meeting our strict investment criteria and adding shareholder value.  Our indicative average annual spend of around US$200 million on acquisitions will be lumpy, as it depends on the timing and availability of acquisitions.

“Cash flow is one of the great strengths of Rinker,” he said. “Net debt is now only US$770 million, and gearing is well within our target range.  Free cash flow continues to improve and provides us with significant financial flexibility.

“Our continuous assessment of acquisition opportunities is paralleled by an ongoing review of the group’s capital structure and capital management initiatives, to ensure that shareholder value is maximised.”

Rinker’s recent listing on the New York Stock Exchange would provide further flexibility with regard to acquisition funding options and capital management.

Outlook for the remainder of YEM04

Economic forecasts for the US continue to improve, and a recovery appears to be underway.   Projected construction activity levels are increasing in the wake of sustained strength in the US housing sector, and some early signs of a potential bottoming in the non-residential sector.

However, non-building/infrastructure construction is down, due in part to delays in finalising approval of the multi-year successor to the federal TEA-21 road transportation program, SAFE-TEA.  The uncertainty plus weak state budget positions are negatively impacting state road funding. Congress’ decision to fund an interim program at record levels is a positive move, and the US heavy building materials industry is optimistic that the final decision will see a significant boost to road funding –

which is a major job creator and economic stimulus.

In Australia, economic forecasts reflect strengthening construction activity in the commercial and infrastructure sectors.  Housing remains at high levels although starts fell 12% in the June 2003 quarter and a further slowdown is forecast.  Further price recovery is expected for Readymix products but no increases are scheduled for the second half.

“Overall, the longer term outlook is positive, although we are cautious about the next few months,” said Mr Clarke. “We expect most group businesses to perform well in the second half, particularly Florida and Australia.  The Kiewit acquisition, now 12 months old, should add further incremental growth.  However, we also expect further increases in US health, pension and energy costs and continuing weakness in the US concrete pipe and prestress businesses.

“We anticipate that Rinker Materials will deliver EBIT growth of around 10% in local US$ currency for the full year,” he said. “In Australia, we expect Readymix YEM04 EBIT to increase around 20% in local currency.

While both the US and Australian businesses are expected to lift earnings in their local currencies, the strengthening of the Australian dollar made it difficult to predict Rinker’s A$ net profit.  The lower effective tax rate (due to lower US tax payments) in the first half is expected to be maintained over the full year.

Dividends at the current levels should continue to be fully franked.

Mr Clarke said Rinker’s strategic priorities remained:

•                  to deliver top quartile growth in shareholder value, sales and EBITDA, relative to Rinker’s sector peers

•                  to continue the rate of performance improvement relative to competitors

•                  further growth through acquisitions of around US$200 million a year

•                  to fix under-performing businesses, and continue to focus on operational improvement and customer service

•                  to achieve our safety goal of zero injuries or occupational illnesses.

“We have continued to deliver on our mission to be a top quartile performer within the heavy building materials sector, on a sustainable basis,” he said. “Rinker has consistently improved its performance over the past five years despite cyclical downturns in both the US and Australia during that time.

“The strength of our market positions, the performance of our acquisitions and the commitment of our people to continuously improving the underlying business have helped overcome external economic factors. This, together with our strong cash flows and financial capability, provide a solid foundation for ongoing improvement as the US recovery begins to gather steam.”

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

(1)         In anticipation of Rinker’s demerger from CSR Limited on 28 March 2003, a number of businesses were transferred between the Rinker group and CSR during the year ended 31 March 2003. The results of the Rinker group as a statutory entity during the prior comparative period, the half year ended 30 September 2002 (HYES02), do not reflect the businesses that comprised the Rinker group on demerger. The comparative results for the Rinker group for HYES02 have not been shown in the statutory financial report, as the Rinker group did not prepare a statutory financial report for HYES02 because it was not then a disclosing entity. Accordingly, unaudited summary pro forma financial information has been prepared for the prior comparative period, HYES02.  The directors believe it is meaningful to compare information for the HYES03 with the pro forma information for HYES02, and this news release has been prepared on that basis.

(2)         US$ figures for the group are calculated on a pro-forma basis, translating the Readymix A$ earnings into US$ based on the average exchange rate used to translate Rinker Materials US$ results to A$.  Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency.

(3)         The average A$-US$ Fx rate was 65.1 cents in HYES03 vs 55.1 in HYES02

(4)         Goodwill amortisation for the half year was US$28 million, compared with US$19 million in the previous corresponding period.

(5)         Return on equity represents the previous 12 months’ net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited:

Return on equity	A$m	US$m
Net profit attributable to members of Rinker
Half year ended 30 September 2003	233	152
Half year ended 31 March 2003	177	102
Year ended 30 September 2003	410	254

Equity attributable to members of Rinker	3,073	2,077

Return on Equity	13.3%	12.2%

(6)   EBITDA : EBIT before depreciation and amortisation (DA), calculated as follows:

Segment Half Year Ended 30 Sept	EBITDA 2003	DA 2003	EBIT 2003	EBITDA 2002	DA 2002	EBIT 2002

Rinker Materials (US$m)
Aggregates (US$m)	111.6	34.1	77.5	82.4	25.9	56.5
Cement (US$m)	58.0	10.6	47.4	51.9	10.1	41.8
Concrete, Concrete Block & Asphalt (US$m)	80.9	26.8	54.1	52.1	15.1	37.0
Concrete Pipe & Products (US$m)	50.6	16.1	34.5	57.2	16.0	41.2
Other (US$m)	6.6	11.6	(5.0)	12.6	12.8	(0.2)
Total Rinker Materials (US$m)	307.7	99.2	208.5	256.2	79.9	176.3
Total Rinker Materials (A$m)	472.5	152.3	320.2	463.9	144.4	319.5
Readymix (A$m)	106.1	24.8	81.3	81.4	22.8	58.6
Corporate (A$m)	(5.9)	—	(5.9)	(6.7)	—	(6.7)
Total Rinker (A$m)	572.7	177.1	395.6	538.6	167.2	371.4

(7)         Free cash flow: Net cash from operating activities less purchases of property, plant and equipment

(8)         Return on funds employed : Previous 12 months EBIT (actual for 1 April to 30 September 2003 and proforma for six months to 1 April 2003) divided by end of period funds employed:

	EBIT			End of Period Balances as at 30 September 2002
	Half Year ended				Interest bearing liabilities			Net finance	Funds Employed
	Mar '02	Sep '02	12 Months	Net assets	Current	Non Current	Cash	Pay/Rec		ROFE
	$m	$m	$m	$m	$m	$m	$m	$m	$m	%

Rinker Materials - US$	135.6	176.3	311.8
Ave Exchange Rate	0.514	0.551
Rinker Materials - A$	263.6	319.5	583.2
Readymix - A$	24.4	58.6	83.0
Unallocated - A$	(6.7)	(6.7)	(13.4)

Rinker - A$	281.3	371.4	652.7	2,697	263	2,195	(64)	11	5,101
excluding Kiewit Materials Funds Employed at 30 September 2002									(970)
• as there were no earnings from this acquisition during the period, the funds employed are removed from the calculation of return on funds employed									4,131	15.8%

Rinker - US$	144.7	204.9	349.6	1,468	143	1,195	(35)	6	2,776
excluding Kiewit Materials Funds Employed at 30 September 2002									(527)
									2,249	15.5%

	EBIT			End of Period Balances as at 30 September 2003
	Half Year ended				Interest bearing liabilities			Net finance	Funds Employed
	Mar '03	Sep '03	12 Months	Net assets	Current	Non Current	Cash	Pay/Rec		ROFE
	$m	$m	$m	$m	$m	$m	$m	$m	$m	%

Rinker Materials - US$	157.3	208.5	365.9
Ave Exchange Rate	0.577	0.651
Rinker Materials - A$	272.5	320.2	592.7
Readymix - A$	60.9	81.3	142.2
Unallocated - A$	(6.7)	(5.9)	(12.6)

Rinker - A$	326.7	395.6	722.3	3,082	15	1,477	(353)	(21)	4,200	17.2%

Rinker - US$	188.6	257.6	446.2	2,083	10	998	(238)	(15)	2,838	15.7%

(9)         Heritage is defined as excluding all acquisitions that have not been included in the group for a full reporting year prior to the commencement of HYES03 (ie prior to 1 April 2003).  Rinker Materials’ EBIT for the heritage business prior to the prestress write down is calculated as:

Half Year ended 30 September US$m	2003	2002	Inc.

EBIT – Rinker Materials	209	176
Less:Kiewit	(33)	—
Add:Prestress writedown	10	—

Heritage EBIT prior to prestress write down	186	176	6%

For further information, please call David Clarke or Debra Stirling on 61 2 9412 6680 or 0419 476 546

18 November 2003

RIN 13-04